

SEC... COMMISSION
...49

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-45672

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/09 (MM/DD/YY) AND ENDING 3/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Schon-EX LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Jericho Plaza
(No. and Street)

Jericho	NY	11753
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Caffrey (516) 822-0202
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Margaret Caffrey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Schon-EX LLC, as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title

CLAUDIA S. GEBHARDT
NOTARY PUBLIC, STATE OF NEW YORK
No.01GE6214298
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES DECEMBER 7, 2013



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

SCHON-EX LLC

(a wholly owned subsidiary of Schonfeld Group Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2010

SCHON-EX LLC
(a wholly owned subsidiary of Schonfeld Group Holdings, LLC)

CONTENTS
March 31, 2010

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Schon-Ex LLC

We have audited the accompanying statement of financial condition of Schon-Ex LLC (the "Company"), a wholly owned subsidiary of Schonfeld Group Holdings, LLC, as of March 31, 2010, that the Company is filing pursuant to Rule 17a-5 under the Securities Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Schon-Ex LLC as of March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
May 26, 2010

SCHON-EX LLC

(a wholly owned subsidiary of Schonfeld Group Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION

March 31, 2010

ASSETS	
Cash and cash equivalents	$ 2,891,731
Certificate of deposit	1,110,019
Cash segregated for the exclusive benefit of customers in compliance with Federal Regulations	250,000
Commissions receivable	1,611,268
Receivable from clearing broker	353,784
Prepaid expenses and other assets	25,380
Total Assets	$ 6,242,182

LIABILITIES AND MEMBER'S EQUITY	
Liabilities - Accrued expenses, accounts payable and other liabilities	$ 1,105,725
Member's Equity	5,136,457
Total Liabilities and Member's Equity	$ 6,242,182

See Notes to Statement of Financial Condition.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Schon-EX LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the NYSE, NYSE ARCA, NYSE AMEX, BATS Exchange, NASDAQ, NASDAQ BX and the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Schonfeld Group Holdings, LLC (the "Member").

Pursuant to an asset purchase agreement (the "Agreement") effective September 30, 2009 between the Company and Schonfeld Securities LLC (the "Affiliate"), the Company acquired execution contracts related to substantially all of the Affiliate's customers for a nominal purchase price of $10. As the Agreement is between entities under common control, the execution contracts acquired have been reflected on the Company's books and records at carrying value pursuant to ASC 805-10-15.

Effective October 1, 2009, the Company is engaged in the execution of equity security transactions on an agency basis for institutional and broker-dealer customers. Accordingly, the Company is exempt from SEC rule 15c3-3 under Section K (2)(ii). However, the Company prepares a 15c3-3 computation to cover any instance whereby the Company may have a net payable to a customer representing a reduction in a transaction cost and/or a rebate payable related to commissions earned.

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains cash and cash equivalents in bank accounts which, at times, may exceed federally insured limits.

The Company has a certificate of deposit with an original maturity of 270 days.

The Company records commission revenue and related expenses on a trade-date basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition during the reporting period. Actual results could differ from those estimates.

No provision for federal and state income taxes has been made for the Company since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its Member on its own tax return.

2. RECEIVABLE FROM CLEARING BROKER:

The balance receivable from clearing broker in the accompanying Statement of Financial Condition represents deposits with and commissions receivable from Penson Financial Services, Inc.

3. RELATED PARTY TRANSACTIONS:

For the period from April 1, 2009 through September 30, 2009, all commission revenue was earned from the execution of security transactions for an affiliated entity, based on contractual rates as agreed upon with the Affiliate.

As described in Note 1, the Company signed an Agreement with the Affiliate whereby it purchased the Affiliate's execution contracts with its customers. The Affiliate's primary business was to provide execution services primarily to its affiliates at a fee equal to the actual execution costs incurred by the Affiliate, except for one affiliate which was charged an additional fixed monthly fee. These purchased execution service contracts include agreements with other affiliates of the Company. Included in commission receivable is $981,801 due from affiliated entities.

Pursuant to a technology services agreement, Schonfeld Tools, LLC ("Tools"), a related affiliate, provides technology services and support to the Company.

Pursuant to expense sharing agreements with two affiliates, the Company reimburses these affiliates for any shared resources such as occupancy costs, lease rentals and other office expenses with the Company.

Pursuant to a sub-lease agreement with its Member, the Company reimburses its Member for sharing premises with the Company.

4. INCOME TAXES:

The Company has not recognized in these financial statements any interest or penalties related to income taxes, and has no material unrecognized tax benefits. There are currently no income tax returns under audit. The accounts of the Company are included in consolidated federal, state and local tax returns. The consolidated group is no longer subject to U.S. federal, state or local tax examinations by tax authorities for years ending prior to March 31, 2007.

5. MEMBER'S EQUITY:

On April 1, 2009, the Company received approval from FINRA to make a distribution of $973,924 effective April 3, 2009 to SAI Holdings, Inc. ("SAI") which represented SAI's entire capital balance. As a result, the Company became a wholly owned subsidiary of Schonfeld Group Holdings, LLC.

6. NET CAPITAL REQUIREMENT:

As a registered broker-dealer and member firm of the NYSE, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital of $250,000. Net capital changes from day to day, but at March 31, 2010, the Company had net capital of $3,569,691, which exceeded its requirement of $250,000 by $3,319,691.

7. COMMITMENTS AND CONTINGENCIES:

The Company subleases office space under a long-term operating lease with its Member, expiring August 31, 2019.

The estimated minimum aggregate rental amounts are as follows:

Year Ending March 31,	
2011	$ 91,598
2012	91,598
2013	91,598
2014	91,598
2015	91,598
Thereafter	404,557
	$ 862,547

8. SUBSEQUENT EVENTS:

The Company has evaluated events through May 26, 2010, the date this financial statement was issued.

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Schon-Ex LLC

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2010, which were agreed to by Schon-Ex LLC (the "Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, such as cancelled checks, noting no differences;

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended March 31, 2010, with the amounts reported in Form SIPC-7 for the year ended March 31, 2010, noting no differences;

3. Compared any additions and deductions to total revenue reported in Form SIPC-7 with supporting schedules and working papers, such as commissions, floor brokerage and clearing schedules, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as commissions, floor brokerage and clearing schedules, noting no differences; and

5. No overpayments were noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



New York, New York
May 26, 2010

SIPC-7 (30-REV 3/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (30-REV 3/10)

For the fiscal year ended MARCH 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045672 FINRA MAR
SCHON-EX LLC
1 JERICHO PLZ 3RD FL
JERICHO NY 11753-1680

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 23,052
   B. Less payment made with SIPC-6 filed (exclude interest) (9786)
   11/12/09
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 13266
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum —
   F. Total assessment balance and interest due (or overpayment carried forward) $ 13,266.
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 13,266
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SCHON-EX, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 25th day of MAY, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning APRIL 1, 2009 and ending MARCH 31, 2010
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 19,435,837
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	978
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	978
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	10,216,131
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	10,216,131
2d. SIPC Net Operating Revenues	$ 9,220,684
2e. General Assessment @ .0025	$ 23,052

(to page 1 but not less than $150 minimum)